UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Application for Approval of a Derivative Action

Item 1

Application for Approval of a Derivative Action

The Company hereby gives notice that on January 10, 2018, an application for approval of a derivative action on behalf of Oil Refineries Ltd. (“ORL”) was filed with the Tel Aviv-Yafo District Court against former and current board members of ORL, OPC Energy Ltd., OPC Rotem Ltd. and OPC Hadera Ltd., the Company, (hereinafter, jointly: the “Additional Companies”), and against Israel Corporation Ltd., Mr. Idan Ofer and Mr. Ehud Angel (the “Application”).

The subject of the Application is gas purchase transactions of the group companies and their inter-company aspects, including a transaction of ORL from 2012 for the purchase of natural gas from the Tamar reservoir (the "Tamar Transaction"), as well as a transaction for the purchase of natural gas from Energean Israel Ltd. ("Energean Transaction"). The Company's engagement in the Energean Transaction is expected to be brought for the approval of the general meeting of the Company's shareholders (see the proxy statement dated December 6, 2017, reference no. 2017-02-114258, and an update to the agenda of the general meeting dated January 9, 2018, reference no. 2018-02-004213) (the "Proxy Statement").

Within the Application, the applicant claims that:

The Energean Transaction

In essence, according to the applicant, beyond the transaction with Energean, another transaction is necessary between the companies themselves with respect to the manner of distribution of the economic benefits obtained through the joint negotiations (hereinafter: “Intercompany Transaction”). According to the applicant, the lack of an Intercompany Transaction discriminates ORL and ORL is not receiving its share in the economic benefits relative to its larger purchasing power and its contribution to the negotiations with Energean.

Among other things, the applicant argues that the approval of the transaction by ORL's general meeting, suffers from "concealment of material details from the general meeting and from a flawed economic and factual foundation, which negates the validity of the approval, even if given:

a.	The economic and factual foundation presented to the general meeting relates mainly to the transaction with the third party and not to the Intercompany Transaction, which is the cause requiring the approval of the general meeting from the outset;

b.	No intercompany procedure was carried out (or any other appropriate procedure for the distribution of the intercompany benefits);

c.	No disclosure was made to the general meeting as to the aggregate scope of the benefit obtained jointly;

d.	No disclosure was made to the general meeting as to the economic price of the agreement which ORL could have achieved on its own, in light of its independent purchasing force;

e.	No disclosure was made to the general meeting as to the economic benefit gained by each company separately, considering its purchasing power and the contribution of each company to the joint negotiations.”

The key reliefs requested by the applicant within the Application in connection with the Energean Transaction are:

a.	Whether or not the transaction is approved by ORL’s general meeting, to declare that the said transaction did not receive the necessary approvals required by law.

b.	To declare that the approval of the general meeting, to the extent given, has no binding effect with respect to approval of the said transaction.

c.	To declare that no intercompany procedure was lawfully carried out as pertains to the manner of distribution of the aggregate benefit obtained through the joint negotiations with the third party, and that the manner of distribution of the benefit was not brought for triple approval, including by the general meeting of ORL, as required.

d.	To order an intercompany procedure to be carried out in a manner which ensures distribution of the benefits between the companies in accordance with their separate bargaining power, and to completely revoke the explicit or implicit intercompany agreement with respect to the said transactions with Energean, as expressed in the prices set by each company vis-à-vis the third party (uniform prices according to Perlman's opinion – a determination which is also disputed according to the applicant).

e.	To the extent that, pending resolution of the Application, the transaction is approved and executed, to order OPC Energy and the Company to compensate ORL or return thereto the amounts of benefits which they gained, according to the applicant, at ORL’s expense; to order that, added to such damage and\or restitution amounts as determined, will be a percentage factor of no less than 50% or, alternately, the total profit gained by ORL’s controlling shareholders from the said transaction, according to the highest.

f.	Alternately, insofar as there is an economic dispute and\or reasonable range regarding the manner of distribution of the benefit between the companies themselves, ORL shall receive the benefit at the highest level as compared to the other companies, and\or payment for the gas supplied under this transaction, at the lowest rate, within the said range.

The Tamar Transaction

Regarding the Tamar transaction, the applicant argues that engagement in the Tamar transaction was not duly approved by ORL, and makes further claims respecting this transaction, including in the matter of it being in the best interest of ORL and in market terms.

With respect to the Tamar transaction, declarative reliefs were requested, as well as reliefs pertaining to compensation of ORL and\or restitution of the benefit amounts allegedly gained by the Company and the other parties to the transaction, at the expense of ORL, in addition to a claimed factor.

The Company believes that the disclosure made in the Proxy Statement for the general meeting meets the legal requirements pertaining to the required disclosure, and provides all the information required by law in order to allow the shareholders to make their voting decisions.

The Company is reviewing the Application and considering its legal steps.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: January 11, 2018